Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Hewitt CEO Video Script

Hi. I’m in Lincolnshire with Greg Case, the President and CEO of Aon Corporation, to make a rather momentous announcement.

Today marks the next chapter in Hewitt’s 70-year history—and we believe it is a compelling one.

We’ve agreed to join forces with AON Corporation.

Hewitt will merge with AON Consulting, a subsidiary of AON, to form AON Hewitt, the premier human capital consulting and outsourcing organization in the entire world.

This combination creates an even greater global franchise for both of us, with complementary products and services to create a broader set of consulting and outsourcing that we can offer to all of our joint clients.

■	What are the benefits for Hewitt?

—Aon’s strong presence in the middle market

—Their extensive client relationships on the risk side of the business, being the global leader across the board in risk

—An even larger presence around the world and access to additional resources to continue to invest in our business so that we can better serve our clients

■	How will Aon benefit?

—Well, obviously Hewitt’s premier brand name and reputation

—Our unique position in Outsourcing in both benefits administrations and business process outsourcing

—Our incredible capabilities in India and our growing presence in Poland

—Our strong track record of performance and

—Our deep client relationships with the largest and most influential organizations in the world.

Together, the combined Aon Hewitt division will be substantially larger than all of our closest competitors, including Mercer and Towers Watson.

For me, joining with Aon provides Hewitt a terrific—and rare—opportunity to deliver real value for all of our key stakeholders—our associates, our clients, and our shareholders.

■	For clients: a great global franchise, even bigger, even better, with expanded capabilities across a broad product line.
■	For you, our associates: a broader set of career opportunities, more resources, and an exciting future with the real global leader.
■	And for our shareholders: a good return on their investment.

I know you’ll have lots of questions about what comes next and how things will be different in the future. We’re committed to keeping you informed all along the way, but the single most important thing you can do is stay focused on our clients and delivering superb service wherever we’re serving them around the globe.

Now during the transition period, there is really very little that’s going to change. We will continue to operate as two separate companies, which means business as usual for everyone.

Greg and I have named a joint Aon Hewitt transition team to lead the integration efforts for the two businesses. It will be led by Greg Besio, the Aon Chief Administrative Officer. From Hewitt it will include Kristi Savacool, Jim Konieczny, and Yvan Legris will all be part of the team, and they will be joined by Kathryn Hayley, the co-chief executive officer of Aon Consulting.

In addition, we’ll add more people to the team from both organizations over the coming weeks to help us address all the important aspects of this integration.

The transition is going to take some time. Even after we formally complete the transaction—think of that as being in October or November sometime—there will be hard work to do after that, and we will ask for your patience as we work through the myriad of details that are involved.

I want you to know that, as with any deal of this size, we do expect redundancies. These will be concentrated in areas where there is clear overlap or where further economies to be realized, such as real estate, supplier savings, technology, the corporate service functions, and of course the significant costs of running a public company.

We’re fully committed to treating each and every associate with respect and dignity.

We’ve got a lot of change ahead of us, and there is a lot for you to digest, but I believe this is a terrific opportunity for all of us.

Now I’d like to turn it over to Greg Case, Aon’s President and Chief Executive Officer. As you’ll hear, Greg is equally excited about this partnership and he wanted to join me here, in our video studio today, to share some thoughts on our future together.

Thank you, Russ. I want you all to know that we at Aon are very excited about the opportunity to work side-by-side with you and your teams.

I am extremely happy to announce that Russ has agreed to take on the leadership role of Chairman and CEO of Aon Hewitt. I know he is going to do an incredible job of leading our combined team and achieving success for our clients, our shareholders and all of you.

This merger is an incredible opportunity for both our firms. I must tell you, for years we watched with admiration as you have achieved the growth that has made Hewitt Associates the leader in our space. Your commitment to clients, your desire to get the best talent, the strength of your global brand, all of these attributes are what have made Hewitt the respected firm that it is today, and that is a tribute to every Hewitt associate around the world.

We share many of the same values and that is why Hewitt has long been seen by Aon as the preferred partner in this space.

The strategic rationale for this merger is very compelling. Aon Hewitt will become the unsurpassed leader in human capital solutions on a global basis. The opportunity for cross-selling over all of our business lines is proven and substantial, and will give us the opportunity to strengthen capability and better support all of you, and your individual client teams.

I hope you’ll take the time to learn more about our firm. I think you’ll see that our 36,000 global colleagues represent an exciting company, with shared values, and a clear vision for the future. I want you to know, Aon Hewitt will be instrumental for Aon on our journey to become the preeminent global professional services firm focused on risk, and people, and I look forward to working with all of you to reach that goal.

Close by Russ

We look forward to joining you on this important journey. And, I want to thank our folks, and everyone that’s worked so hard on this, because I really do think it is a great chapter in our history yet to unfold.

************************************************************************************************************

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.